Exhibit 21.1

KNIGHT TRANSPORTATION, INC.
SUBSIDIARIES

1. Knight Transportation Services, Inc., an Arizona corporation

2. Knight Management Services, Inc., an Arizona corporation

3. Knight Transportation South Central, L.P., a Nevada limited partnership

4. KTTE Holdings, Inc., a Nevada corporation

5. QKTE Holdings, Inc., a Nevada corporation

6. Quad-K Leasing, Inc., an Arizona corporation

7. Knight Refrigerated, LLC, an Arizona limited liability company